

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

Vivek Garipalli
Chief Executive Officer
Clover Health Investments, Corp.
725 Cool Springs Boulevard, Suite 320
Franklin, TN 37067

      Re: Clover Health Investments, Corp.
         Draft Registration Statement on Form S-1
         Submitted August 13, 2021
         CIK No. 0001801170

Dear Mr. Garipalli:

     We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover page

1. We note your disclosure of recent common stock price volatility in the carryover risk factors on pages 46-48. On the prospectus cover page, please disclose the following:
   - describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances;
   - for comparison purposes, disclose the market price of your common stock prior to the recent price volatility in your stock; and
   - describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions you may have.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Bill Hughes, Esq.